PLAYBOY ENTERPRISES, INC.

LINDA G. HAVARD

EXECUTIVE VICE PRESIDENT

& CHIEF FINANCIAL OFFICER

June 30, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549 Mail Stop 3720 Attention: Terry French Accountant Branch Chief

RE:	Playboy Enterprises, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 16, 2006

File No. 1-14790

Ladies and Gentlemen:

Playboy Enterprises, Inc. (the “Company”) is continuing to consider and gather the information necessary to respond to the additional comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from Terry French, Accountant Branch Chief, dated June 5, 2006, regarding the Commission’s limited review of the above-referenced Company filing. As a result, the Company is requesting additional time to fully consider the matter and formulate its response. The Company believes that it will be in a position to deliver a letter responding to your comments on or before Friday, July 14, 2006.

If the Staff has any questions or requires additional information regarding this request for additional time to respond, please contact the undersigned at (312) 373-2620. Facsimile transmissions may be sent to the undersigned at (312) 337-0271.

Securities and Exchange Commission

June 30, 2006

Very truly yours,

PLAYBOY ENTERPRISES, INC.

By:	/s/ Linda G. Havard
Name:	Linda G. Havard
Title:	Executive Vice President,

Finance and Operations and

Chief Financial Officer

cc:	Al Rodriguez

(Securities and Exchange Commission)

Howard Shapiro, Esq.

(Playboy Enterprises, Inc.)

680 N. LAKE SHORE DRIVE / CHICAGO, ILLINOIS 60611 / 312-751-8000